Exhibit 99.1

For Immediate Release

Kenon Schedules First Quarter 2016 Results Release For

Wednesday, June 8, 2016

- Conference Call Scheduled for June 8, 2016 at 9am Eastern Time -

Singapore, June 2, 2016. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announced today that it will be releasing its first quarter 2016 results on Wednesday, June 8, 2016.

Kenon will also host a conference call the same day, starting at 9am Eastern Time. Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:	1-888-407-2553

UK:	0-800-917-9141

Israel:	03-918-0610

Singapore:	3158-3851

International:	+65-3158-3851

At: 9am Eastern Time, 6am Pacific Time, 2pm UK Time, 4pm Israel Time, 9pm Singapore Time

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info
Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Karen Koh Director, Investor Relations and BD karenk@kenon-holdings.com Tel: +65 6351 1794

External Investor Relations Ehud Helft GK Investor Relations kenon@gkir.com Tel: +1 617 318 3096